Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Optical Cable Corporation:

We consent to the incorporation by reference in Registration Statement No. 33-09433 on Form S-8 and Registration Statement No. 333-103108 on Form S-3 of Optical Cable Corporation of our report dated December 12, 2003, except as to note 9 to the financial statements, which is as of December 30, 2003, with respect to the balance sheets of Optical Cable Corporation as of October 31, 2003 and 2002, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2003, which report is incorporated by reference in the October 31, 2003 Annual Report on Form 10-K of Optical Cable Corporation.

/s/ KPMG LLP

Roanoke, Virginia

January 29, 2004